UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*

                         Allstate Financial Corporation

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                                               020011102

                                 (CUSIP Number)

                                November 29, 1999

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ x ]Rule 13d-1(b) [ ]Rule 13d-1(c) [ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020011102                                           Page 1 of 1

 1.Names of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).

                  Lindsay B. Trittipoe

  2. Check the Appropriate Box if a Member of a Group

         (a)

         (b)X

   3.SEC Use Only

   4.Citizenship or Place of Organization

                  United States of America

   Number of Shares Beneficially Owned by Each Reporting Person With

          5.Sole Voting Power : 122,289

          6.Shared Voting Power: None

          7.Sole Dispositive Power: None

          8.Shared Dispositive Power :   None


    9.Aggregate Amount Beneficially Owned by Each Reporting Person
                  122,289

    10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            Not Applicable

    11.Percent of Class Represented by Amount in Row (11) 5.26%

    12.Type of Reporting Person

                   IN

            General

            Item 1.

            (a)Name of Issuer

                  Allstate Financial Corporation

            (b)Address of Issuer's Principal Executive Offices

            2700 South Quincy Street, Suite 540
                  Arlington, VA 22206

            Item 2.

            (a)Name of Person Filing:

                  Lindsay B. Trittipoe

            (b)Address of Principal Business Office:

                  4208 West Franklin St.
                  Richmond, VA  23221

            (c)Citizenship

                  United States of America

            (d)Title of Class of Securities

                  Common Stock

            (e)CUSIP Number

                  020011102

            Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
            78c).

            (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d)[  ]Investment   company   registered  under  section  8  of  the
            Investment Company Act of 1940 (15 U.S.C 80a-8).

            (e)[ ]An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

            (f)[ ]An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

            (g)[ ]A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

            (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)[   ]Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

            Item 4. Ownership.

            (a)Amount beneficially owned: 122,289 Shares.

            (b)Percent of class: 5.26.

            (c)Number of shares as to which the person has:

            (i)Sole power to vote or to direct the vote: 122,289.

            (ii)Shared power to vote or to direct the vote: None.

            (iii)Sole power to dispose or to direct the disposition of: None.

            (iv)Shared power to dispose or to direct the disposition of: None.

            Item 5. Ownership of Five Percent or Less of a Class

                  Not Applicable

            Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not Applicable

            Item 8. Identification and Classification of Members of the Group

                  Not Applicable

            Item 9. Notice of Dissolution of Group

                  Not Applicable

            Item 10. Certification

            (a)The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            December 6, 1999
            --------------------------------
                  Date
            /s/ Lindsay B. Trittipoe
            --------------------------------
            Signature

            Lindsay B. Trittipoe